CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	2

November 23, 2019

Management’s Responsibility for the Financial Statements

The accompanying consolidated financial statements of Organigram Holdings Inc. (the “Company”) have been prepared by the Company’s management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and contain estimates based on management’s judgment. Internal control systems are maintained by management to provide reasonable assurance that assets are safe-guarded and financial information is reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements and the accompanying management discussion and analysis. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors. It meets with the Company’s management and auditors and reviews internal controls and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the financial statements to the Board of Directors for approval.

Deloitte LLP, appointed as the Company’s auditors by the Board of Directors, has audited these consolidated financial statements for the year ended August 31, 2019. Their report follows.

(signed) ‘Greg Engel’	(signed) ‘Paolo De Luca, CPA, CA’
Chief Executive Officer	Chief Financial Officer
Moncton, New Brunswick	Moncton, New Brunswick

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	1

Deloitte LLP
816 Main Street
Moncton NB E1C 1E6
Canada

Tel: (506) 389-8073
Fax: (506) 632-1210
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Organigram Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Organigram Holdings Inc. and subsidiaries (the “Company”) as of August 31, 2019, the related consolidated statement of loss and comprehensive loss, consolidated statement of changes in equity, and consolidated statement of cash flows, for the year ended August 31, 2019, and the related notes to the consolidated financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2019, and its financial performance and its cash flows for the year ended August 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.

Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Chartered Professional Accountants
Moncton, Canada
November 24, 2019

We have served as the Company's auditor since 2015.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	2

Deloitte LLP
100 Queen Street, Suite 1600
Ottawa, ON K1P 5T8
Canada

Tel: (613) 236-2442
Fax: (613) 236-2195
www.deloitte.ca

Independent Auditor’s Report

To the Shareholders and the Board of Directors of
Organigram Holdings Inc.

We have audited the accompanying consolidated financial statements of Organigram Holdings Inc., which comprise the consolidated statement of financial position as at August 31, 2018, and the consolidated statements of income and comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Organigram Holdings Inc. as at August 31, 2018, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants
Licensed Public Accountants
November 24, 2019
Ottawa, Canada

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	3

ORGANIGRAM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at August 31, 2019 and 2018
(Expressed in CDN $000’s except share amounts)

	AUGUST 31, 2019	AUGUST 31, 2018
ASSETS
Current assets
Cash	$47,555	$55,064
Short term investments (Note 4)	380	75,000
Accounts receivable (Note 5)	16,541	3,736
Loan receivable (Note 6)	909	-
Biological assets (Note 7)	20,652	19,858
Inventories (Note 8)	93,144	44,969
Prepaid expenses and deposits (Note 13 and Note 24)	17,100	3,372
Assets classified as held for sale (Note 25)	-	1,215
	196,281	203,214
Property, plant and equipment (Note 9)	219,046	98,639
Intangible assets (Note 10)	1,498	-
Deferred charges (Note 13 and Note 24)	592	714
Investments in associates (Note 14)	11,108	-
	$428,525	$302,567

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$40,355	$10,764
Current portion of long term debt (Note 11)	3,509	421
Liabilities classified as held for sale (Note 25)	-	65
	43,864	11,250

Long-term debt (Note 11)	46,067	2,877
Unsecured convertible debentures (Note 12)	-	95,866
Contigent share consideration (Note 14)	1,117	-
Deferred tax liability (Note 21)	10,471	7,980
	101,519	117,973

SHAREHOLDERS' EQUITY
Share capital (Note 13)	318,125	157,790
Reserve for options and warrants (Note 13)	17,707	26,045
Accumulated other comprehensive loss	(43)	-
(Accumulated deficit) retained earnings	(8,783)	759
	327,006	184,594
	$428,525	$302,567

On Behalf of the Board:
s/Greg Engel, Director
s/Peter Amirault, Director

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	3

ORGANIGRAM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME
For the years ended August 31, 2019 and 2018
(Expressed in CDN $000’s except share amounts)

	AUGUST 31, 2019	AUGUST 31, 2018
REVENUES
Gross revenue (Note 18)	$97,547	$12,429
Excise taxes	(17,134)	-
Net revenue	80,413	12,429

Cost of sales	37,788	5,525
Indirect production (Note 19)	4,733	1,289
Gross margin before fair value adjustments	37,892	5,615
Fair value changes to biological assets and changes in inventory sold (Note 7)	10,577	46,018
Gross margin	48,469	51,633

OPERATING EXPENSES
General and administrative (Note 23)	18,593	5,552
Sales and marketing (Note 26)	14,625	5,437
Share-based compensation (Note 13)	9,151	4,228
Impairment of property, plant and equipment (Note 9)	613	-
Total operating expenses	42,982	15,217

INCOME FROM OPERATIONS	5,487	36,416
Financing costs	9,668	10,094
Investment income	(662)	(1,455)
Share of loss from investments in associates (Note 14)	1,261	-
Impairment of investments in associates (Note 14)	950	-
Unrealized loss on changes in fair value of contingent consideration (Note 14)	145	-
(Loss) income from continuing operations before tax	(5,875)	27,777

Income tax expense
Deferred, net (Note 21)	3,629	5,653

Net (loss) income from continuing operations	$(9,504)	$22,124

Loss from discontinued operations (Note 25)	(38)	(1,611)

NET (LOSS) INCOME	$(9,542)	$20,513

Other comprehensive loss
Foreign currency translation loss, net of tax	(43)	-

COMPREHENSIVE (LOSS) INCOME	$(9,585)	$20,513
Net (loss) income from continuing operations per common share, basic (Note 13 (vi))	$(0.067)	$0.184
Net (loss) income from continuing operations per common share, diluted (Note 13 (vi))	$(0.067)	$0.174
Net loss from discontinued operations per common share, basic (Note 13 (vi))	$-	$(0.013)
Net loss from discontinued operations per common share, diluted (Note 13 (vi))	$-	$(0.013)
Net (loss) income per common share, basic (Note 13 (vi))	$(0.068)	$0.170
Net (loss) income per common share, diluted (Note 13 (vi))	$(0.068)	$0.162

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	4

ORGANIGRAM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended August 31, 2019 and 2018
(Expressed in CDN $000’s except share amounts)

	NUMBER OF SHARES	SHARE CAPITAL	RESERVE FOR OPTIONS AND WARRANTS	ACCUMULATED OTHER COMPREHENSIVE LOSS	RETAINED EARNINGS/ (ACCUMULATED DEFICIT)	SHAREHOLDERS' EQUITY
Balance - September 1, 2017	103,521,404	$99,531	$3,081	$-	$(19,755)	$82,857
Share-based compensation (Note 13 (v))	-	-	5,049	-	-	5,049
Share-based payments (Note 13 (iii))	50,000	144	-	-	-	144
Exercise of stock options (Note 13 (iii))	504,801	1,183	(462)	-	-	721
Exercise of warrants (Note 13 (iv))	4,330,837	6,693	(739)	-	-	5,954
Conversion of debentures (Note 13(iii))	372,324	2,312	(294)			2,018
Equity financing (Note 13 (iii))	16,428,572	48,711	8,789	-	-	57,500
Equity financing issue costs (Note 13 (iii))	-	(3,116)	(562)	-	-	(3,678)
Convertible debenture allocation of discount (Note 13 (iii))	-	-	16,905	-	-	16,905
Convertible debenture issue costs (Note 13 (iii))	-	-	(1,061)	-	-	(1,061)
Tax impact of equity issue costs	-	2,332	(4,661)	-	-	(2,329)
Net income and comprehensive income	-	-	-	-	20,513	20,513
Balance - August 31, 2018	125,207,938	$157,790	$26,045	$-	$759	$184,594

Balance - September 1, 2018	125,207,938	$157,790	$26,045	$-	$759	$184,594
Share-based compensation (Note 13 (v))	41,000	180	14,608	-	-	14,788
Exercise of stock options (Note 13 (iii))	2,167,864	6,588	(2,418)	-	-	4,170
Exercise of warrants (Note 13 (iv))	7,751,700	39,257	(8,281)	-	-	30,976
Exercise of restricted share units (Note 13 (v))	182,473	837	(837)	-	-	-
Conversion of debentures (Note 13 (iii))	20,845,372	112,166	(11,247)	-	-	100,919
Tax impact of equity and convertible debentures	-	1,307	(163)	-	-	1,144
Foreign currency translation gain, net of tax	-	-	-	(43)	-	(43)
Net loss	-	-	-	-	(9,542)	(9,542)
Balance - August 31, 2019	156,196,347	$318,125	$17,707	$(43)	$(8,783)	$327,006

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	5

ORGANIGRAM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended August 31, 2019 and 2018
(Expressed in CDN $000’s except share amounts)

	AUGUST 31, 2019	AUGUST 31, 2018
CASH PROVIDED (USED)
OPERATING ACTIVITIES
Net (loss) income from continuing operations	$(9,504)	$22,124
Items not affecting cash:
Share-based compensation (Note 13)	14,894	5,033
Depreciation and amortization (Note 9 and Note 10)	8,902	3,528
Loss on disposal of property, plant and equipment (Note 9)	133	39
Impairment losses (Note 9 and Note 14)	1,563	-
Fair value adjustment to biological assets	(8,060)	(10,736)
Financing costs	9,668	10,093
Investment income	(662)	(1,455)
Share of loss from investments in associates (Note 14)	1,261	-
Unrealized loss on changes in fair value of contingent consideration (Note 14)	145	-
Deferred tax expense	3,635	5,653

Changes in non-cash working capital:
Net change in accounts receivable	(13,134)	337
Net change in biological assets	7,266	(6,342)
Net change in inventories	(48,175)	(42,342)
Net change in accounts payable and accrued liabilities	10,562	3,982
Net change in prepaid expenses and deferred charges	(13,540)	(2,169)
Net cash used in continuing operations	(35,046)	(12,255)
Net cash used in operating activities related to discontinued operations (Note 25)	(35)	(449)
Net cash used in operating activities	(35,081)	(12,704)

FINANCING ACTIVITIES
Proceeds from equity financing (Note 13)	-	57,500
Proceeds from convertible debenture issuance (Note 12)	-	115,000
Payment of share issue costs (Note 13)	-	(3,678)
Payment of convertible debenture issue costs (Note 12)	-	(7,155)
Payment of long-term debt (Note 11)	(12,674)	(388)
Proceeds from long-term debt, net of issue costs of $1,250 (2018 - nil) (Note 11)	58,851	159
Stock options, warrants and units exercised (Note 13)	35,146	6,673
Interest paid	(6,995)	(4,201)
Net cash provided by financing activities	74,328	163,910

INVESTING ACTIVITIES
Purchase of short-term investments (Note 4)	-	(174,200)
Proceeds from short-term investments	75,000	131,200
Investment income	1,637	1,455
Investments in associates (Note 14)	(12,758)	-
Distributions received from investments in associates	374	-
Loan advance (Note 6)	(909)	-
Proceeds on sale of property, plant and equipment (Note 9)	168	15
Purchase of property, plant and equipment (Note 9)	(108,764)	(56,435)
Purchase of intangible assets (Note 10)	(1,530)	-
Net cash used in investing activities related to continuing operations	(46,782)	(97,965)
Net cash used in investing activities related to discontinued operations (Note 25)	-	(32)
Net cash used in investing activities	(46,782)	(97,997)

Effects of foreign exchange on cash	26	-
INCREASE (DECREASE) IN CASH	$(7,509)	$53,209
CASH POSITION
Beginning of period	$55,064	$1,957
Cash included in disposal group (Note 25)	-	(102)
End of period	$47,555	$55,064

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	6

ORGANIGRAM HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2019 and 2018
(Expressed in CDN $000’s except share amounts)

1. NATURE OF OPERATIONS

Organigram Holdings Inc. (the “Company”) is a publicly traded corporation on the Toronto Stock Exchange (“TSX”) with its common shares trading under the symbol “OGI” and on the Nasdaq Global Select Market under the symbol “OGI”. The address of the registered office of OHI is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

The Company’s major subsidiaries are Organigram Inc., a Licensed Producer (“LP”) of cannabis and cannabis derived products in Canada regulated by Health Canada under the Cannabis Act and the Cannabis Regulations of Canada, and 10870277 Canada Inc., a holding company for Organigram Holdings Inc.

Organigram Inc. was incorporated, under the laws of the Province of New Brunswick, Canada, on March 1, 2013. 10870277 Canada Inc. and Organigram Holdings Inc. are federal companies under the Canada Business Corporations Act.

2. BASIS OF PREPARATION

i) Statement of compliance
The consolidated financial statements have been prepared in compliance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on November 23, 2019.

ii) Basis of measurement
These consolidated financial statements have been prepared on a historical cost basis except for biological assets, short-term investments, share-based compensation, and contingent share consideration, which are measured at fair value.

Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value at the time of the transaction of the consideration given in exchange for assets.

iii) Basis of consolidation
These consolidated financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the entity.

iv) Foreign currency translation
Functional and presentation currency
These consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency, except for the Company’s investment in associate in alpha-cannabis Pharma GmbH, for which the functional currency has been determined to be Euros.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the consolidated statements of (loss) income and comprehensive (loss) income.

Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian Dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian Dollars using average exchange rates for the month during which the transactions occurred. Foreign currency differences are recognized in other comprehensive income (loss) in the accumulated other comprehensive loss account.

When the Company disposes of its entire interest in a foreign operation, or loses control over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income (loss) related to the foreign operation are recognized in profit or loss. If the Company disposes of part of an interest in a foreign operation that remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income (loss) related to the subsidiary is reallocated between controlling and non-controlling interests.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	7

3. SIGNIFICANT ACCOUNTING POLICIES

i) Cash and cash equivalents
Cash and cash equivalents are financial assets that are measured at amortized cost, which approximate fair value and include cash-on-hand and deposits held with financing institutions.

ii) Short term investments
The Company considers short-term investments in the form of guaranteed investment certificates to be an investing activity. These investments are measured at amortized cost. The company also has equity securities that are carried at fair value through profit or loss.

iii) Biological assets
While the Company’s biological assets are within the scope of IAS 41 Agriculture, the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories. They include the direct cost of seeds and growing materials as well as other indirect costs such as utilities and supplies used in the growing process. Indirect labour cost for individuals involved in the growing and quality control process is also included, as well as depreciation of manufacturing assets. All direct and indirect costs of biological assets are capitalized as they are incurred. Unrealized fair value gains/losses on growth of biological assets are recorded on the consolidated statements of (loss) income and comprehensive (loss) income. Biological assets are measured at their fair value less costs to sell on the consolidated statement of financial position.

iv) Inventories
Inventories for finished goods and packaging and supplies are initially valued at cost, and subsequently at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs to sell. The Company reviews inventories for obsolete, redundant and slow-moving goods and any such inventories identified are written down to net realizable value. The direct and indirect costs of finished goods inventory initially include the fair value of the biological asset at the time of harvest. They also include subsequent costs such as materials, labour and depreciation expense on equipment involved in packaging, labeling and inspection. All direct and indirect costs related to inventory are capitalized as they are incurred, and they are subsequently recorded within cost of sales on the consolidated statements of (loss) income and comprehensive (loss) income at the time cannabis is sold. Inventory is measured at lower of cost or net realizable value on the statement of financial position.

v) Property, plant and equipment
Property, plant and equipment are initially recognized at acquisition cost or manufacturing cost, including any costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by the Company’s management. Property, plant and equipment are subsequently measured at cost less accumulated depreciation and impairment losses.

Depreciation is recognized on a straight-line basis to write down the cost less estimated residual value of buildings, computer equipment and growing equipment. The following useful lives are applied:

Building	25 years
Growing equipment	10 years
Computer equipment	5 years
Vehicles	5 years
Furniture and fixtures	10 years

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss within other income or other expenses.

Assets in process are transferred to the appropriate asset class when available for use and depreciation of the assets commences at that point.

An asset’s residual value, useful life and depreciation method are reviewed during each financial year and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

vi) Goodwill
Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognized. Goodwill is carried at cost less accumulated impairment losses. Refer to Note 4(viii) for a description of impairment testing procedures.

vii) Assets held for sale
Assets and liabilities held for sale are no longer depreciated and are presented separately in the statement of financial position at the lower of their carrying amount and fair value less costs to sell. An asset is regarded as held for sale if its carrying amount will be recovered principally through a sale transaction, rather than through continuing use. For this to be the case, the asset must be available for immediate sale and its sale must be highly probable.

viii) Impairment of long-lived assets
Long-lived assets, including property, plant and equipment are reviewed each reporting period for indicators of impairment. Goodwill is assessed for indicators of impairment at each reporting date and is tested annually or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU"). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs of disposal, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss equal to the amount by which the carrying amount exceeds the recoverable amount. Except for goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	8

ix) Share-based payments
The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense in profit or loss over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Fair value for options is determined using the Black-Scholes pricing model and fair value for Restricted Share Units (RSUs) and Performance Share Units (PSUs) is determined using the Company’s share price at the grant date.

Expected forfeitures are estimated at the date of the grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative expenses reflects the revised estimate.

For stock options granted to non-employees, the expense is measured at the fair value of the goods and services received except when the fair value cannot be estimated in which case it is measured at the fair value of the equity instrument granted.

Consideration paid by employees or non-employees on the exercise of options is recorded as share capital and the related share-based expense is transferred from share-based reserve to share capital.

x) Investments in associates
Associates are companies over which OHI has significant influence over and are accounted for under the equity method. Significant influence is presumed when the Company has an ownership interest greater than 20%, unless certain qualitative factors overcome this assumption. Conversely, where the Company has an ownership interest less than 20%, it is presumed that the Company does not have significant influence, unless certain qualitative factors overcome this assumption. In assessing significant influence and the ownership interest, potential voting rights that are currently exercisable are taken into consideration.

Investments in associates are accounted for using the equity method and are initially recognized at cost, inclusive of transaction costs. The consolidated financial statements include the Company’s share of the income or loss and equity movement of equity accounted associates. In accordance with IFRS, the associate’s most recent available financial statements are used in the application of the equity method. Where the associate’s reporting period differs from the Company’s, the associate prepares financial information as of the same period end as the Company, unless it is impracticable to do so. Otherwise, the Company will adjust for its share of income and expenses and equity movement based on the associate’s most recently completed financial statements, adjusted for the effects of significant transactions. The Company does not recognize losses exceeding the carrying value of its interest in the associate.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	9

xi) Intangible assets
Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is provided on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, except for off-market supply agreements, where amortization is provided based on the actual output received versus the estimated output forecast to be received over the life of the agreement.

The estimated useful lives, residual values, and amortization methods are reviewed at each year end, and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization.

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized as general and administrative expenses on the consolidated statement of income (loss) and comprehensive income (loss) as incurred.

xii) Earnings (loss) per share
Basic earnings (loss) per share is calculated by dividing net income (loss) attributable to common shareholders by the weighted-average number of shares outstanding during the period. Diluted earnings (loss) per share is calculated in a similar manner, but with adjustments to give effect to all dilutive potential common shares outstanding during the period. The dilutive effect of warrants, options, RSUs and PSUs is calculated using the treasury stock method. The if-converted method which assumes that all convertible debt has been converted if the debt is in-the-money is used to calculate the dilutive effect of convertible debt. Anti-dilutive effects of potential conversions of securities are ignored for this calculation.

xiii) Revenue recognition
Revenue from the direct sale of cannabis and cannabis oil for a fixed price is recognized when the Company transfers control of the good to the customer, which is at point of delivery for medical cannabis and recreational cannabis.

Revenue includes excise taxes, which the Company pays as principal, but excludes duties and taxes collected on behalf of third parties. Revenue also includes the net consideration to which the Company expects to be entitled. Revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. Therefore, revenue is stated net of expected price discounts, allowances for customer returns and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Net revenue is revenue less excise taxes. Excise taxes are effectively a production tax which becomes payable when the product is removed from the Company’s premises and may or may not be directly related to the value of revenue depending on the province of sale. It is generally not included as a separate item on external invoices; increases in excise tax are not always passed on to the customer and where a customer fails to pay for product received the Company cannot reclaim the excise tax. The Company therefore recognizes excise tax, unless it regards itself as an agent of the regulatory authorities, as a cost to the Company.

xiv) Income taxes
The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the consolidated financial statements.

Income tax expense (recovery) in profit or loss is the sum of current and deferred tax as explained below.

Current tax is the expected income tax payable (recoverable) on the taxable income (loss) for the period, using tax rates enacted, or substantively enacted, as at the end of the reporting period. Current tax expense (recovery) included in profit or loss reflects the current tax for the reporting period, plus adjustments to the current tax of prior periods, less current tax recorded directly in other comprehensive income (loss) or equity.

Deferred taxes are accounted for under the liability method and are the taxes expected to be payable or recoverable on the temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences and unused tax losses and tax credits can be utilized. Deferred tax is calculated on a non-discounted basis, using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The carrying amounts of individual deferred tax assets are reviewed at the end of each reporting period but are only recognized for the proportion probable that sufficient taxable profits will be available for such assets to be recovered.

Deferred tax is not recognized for temporary differences related to the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future; and, differences arising on the initial recognition of goodwill.

xv) Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Other borrowing costs are expensed in the period in which they are incurred and reported in finance costs. No borrowing costs were capitalized during the periods presented.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	10

xvi) Discontinued operations
A disposal group is presented as a discontinued operation if all of the following conditions are met: i) it is a component of the Company for which operations and cash flows can be clearly distinguished operationally and financially from the rest of the Company, ii) it represents a separate major line of business of operations that either has been disposed of or is classified as held for sale; or it is part of a single coordinated plan to dispose of a separate major line of business of operations.

Assets in a disposal group classified as held for sale are presented separately in the consolidated statements of financial position. Discontinued operations are presented separately from continuing operations in the consolidated statements of (loss) income and comprehensive (loss) income and consolidated statements of cash flows.

xvii) Critical accounting estimates and judgments
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

The following are the estimates and judgments made by management in applying the accounting policies of the Company that have the most significant effect on the financial statements.

1) Biological assets and inventory
Determination of the fair value of biological assets requires the Company to make a number of estimates, including estimating harvesting costs, selling costs, sales prices, wastage, oil conversion factor, expected yields, and post-harvest costs of the cannabis plant. In determining final inventory values, the Company estimates spoiled or expired inventory in determining net realizable value. Refer to Notes 8 and 9 for further information.

(2) Estimated useful lives of property, plant and equipment
Amortization of property, plant and equipment requires estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

(3) Share-based payments
In determining the fair value of options and related expense, the Company makes such estimates as the expected life of the option, the volatility of the Company’s share price, the risk-free interest rate, and the rate of forfeitures. Refer to Note 13 for further information.

(4) Warrants
In determining the value of warrants, the Company estimates the expected life of the warrant, the volatility of the Company’s share price and the risk-free interest rate.

(5) Compound Financial Instruments

In calculating the fair value allocation between the liability component and the equity component of the Company’s unsecured convertible debentures (compound instruments), the Company was required to make estimates and use judgment in determining an appropriate discount rate on the debentures to arrive at a fair value. The identification of convertible debentures’ components is based on interpretation of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of interest on the liability component. The determination of fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments. Refer to Note 11 for further information.

(6) Goodwill
Goodwill impairment testing requires management to make estimates in the impairment testing model. On an annual basis, the Company tests whether goodwill is impaired, based on an estimate of its recoverable amount.

(7) Assets held for sale
Assets held for disposal and disposal groups are measured at the lower of their carrying amount and their fair value less costs to sell. The determination of the fair value less costs to sell includes the use of management estimates and assumptions that tend to be uncertain.

(8) Adult-use recreational cannabis revenue – provision for returns and price adjustments
Government customers typically have a right of product return, and in some cases, the right to pricing adjustments for products that are subsequently discounted or sold for a lower price in another jurisdiction. The estimation of potential future returns and pricing adjustments includes the use of management estimates and assumptions that may not be certain given the evolving nature of the industry.

(9) Investments in associates
Management has applied significant judgment in the determination of whether the Company exerts significant influence with respect to its investments, which then allow the Company to account for its investments under the equity accounting method. Further, management has applied significant judgment and made use of management estimates and assumptions in determination and quantification of any impairment losses that may need to be recorded against its investments in associates.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	11

NEW STANDARDS AND INTERPRETATIONS ADOPTED
New or amended standards effective September 1, 2018
The Company has adopted the following new or amended IFRS standards for the annual period beginning on September 1, 2018.

i) IFRS 2 – Share-based Payments
The amendment clarifies how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that changes the classification of the transactions. The amendment is effective for annual periods beginning on or after January 1, 2018. This was effective for the Company beginning September 1, 2018.

The adoption of the new standard did not have a material impact on its consolidated financial statements.

ii) IFRS 9 – Financial Instruments
A finalized version of IFRS 9, which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard contains requirements in the following areas: classification and measurement, impairment, hedge accounting and de-recognition.

Classification and measurement
Under IFRS 9, financial assets are initially measured at fair value plus, in the case of a financial asset not at fair value through profit and loss (“FVTPL”), transaction costs.

Financial assets are subsequently measured at:

i)	FVTPL;

ii)	amortized cost;

iii)	debt measured at fair value through other comprehensive income (“FVOCI”);

iv)	equity investments designated at FVOCI; or

v)	financial instruments designated at FVTPL.

The classification is based on whether the contractual cash flow characteristics represent “solely payment of principal and interest” (the “SPPI test”) as well as the business model under which the financial assets are managed. Financial assets are required to be reclassified only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

Debt investments are recorded at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI test.

The assessment of the Company’s business models for managing the financial assets was made as of the date of initial application of September 1, 2018. The assessment of whether contractual cash flows on debt instruments meet the SPPI test was made based on the facts and circumstances as at the initial recognition of the financial assets.

Consistent with IAS 39, all financial liabilities held by the Company under IFRS 9 are initially measured at fair value and subsequently measured at amortized cost.

The following table summarizes the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets and financial liabilities:

	IAS 39 CLASSIFICATION	IFRS 9 CLASSIFICATION

Cash and cash equivalents	Loans and receivables	Amortized cost

Short-term investments excluding marketable securities	Held to maturity	Amortized cost

Accounts receivable	Loans and receivables	Amortized cost

Loan receivable	N/A	Amortized cost

Marketable securities	N/A	FVTPL

Accounts payable and accrued liabilities	Other liabilities	Amortized cost

Long-term debt	Other liabilities	Amortized cost

Unsecured convertible debentures	Other liabilities	Amortized cost

The adoption of IFRS 9 did not have an impact on the Company’s measurement of financial assets and liabilities.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	12

Impairment
Under IFRS 9, the Company is required to apply an expected credit loss (“ECL”) model to all debt financial assets not held at FVTPL, where credit losses that are expected to transpire in future years are provided for, irrespective of whether a loss event has occurred or not as at the balance sheet date. For trade receivables, the Company has applied the simplified approach under IFRS 9 and has calculated ECLs based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. The Company has assessed the impairment of its amounts receivable using the ECL model, and no difference was noted. As a result, no impairment loss has been recognized upon transition and at September 1, 2018.

iii) IFRS 15 – Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customer (“IFRS 15”), which provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments.

The Company has applied IFRS 15 retrospectively but determined that there is no change to the comparative periods or transitional adjustments required as a result of the adoption of this standard. The pattern and timing of revenue recognition under the new standard is consistent with prior year practice. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

To determine the amount and timing of revenue to be recognized, the Company follows a 5-step process:

1.	Identifying the contract with a customer

2.	Identifying the performance obligations

3.	Determining the transaction price

4.	Allocating the transaction price to the performance obligations

5.	Recognizing revenue when/as performance obligation(s) are satisfied

Revenue from the direct sale of cannabis and cannabis oil for a fixed price is recognized when the Company transfers control of the good to the customer, which is at point of delivery for medical cannabis and recreational cannabis.

Revenue includes excise taxes, which the Company pays as principal, but excludes duties and taxes collected on behalf of third parties. Revenue also includes the net consideration to which the Company expects to be entitled. Revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. Therefore, revenue is stated net of expected price discounts, allowances for customer returns and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Net revenue is revenue less excise taxes. Excise taxes are effectively a production tax which becomes payable when the product is removed from the Company’s premises and may or may not be directly related to the value of revenue depending on the province of sale. It is generally not included as a separate item on external invoices; increases in excise tax are not always passed on to the customer and where a customer fails to pay for product received the Company cannot reclaim the excise tax. The Company therefore recognizes excise tax, unless it regards itself as an agent of the regulatory authorities, as a cost to the Company.

New or amended standards issued but not yet effective

IFRS 16 – Leases
In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”), which establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16, which replaces IAS 17 Leases, brings most leases onto the statement of financial position for lessees eliminating the distinction between operating and finance leases. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease or an entity's incremental borrowing rate if the implicit rate cannot be readily determined.

A lessee shall apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. Lessees are permitted to make an election for leases with a term of 12 months or less, or where the underlying asset is of low value and not recognize lease assets and lease liabilities. The expense associated with these leases can be recognized on a straight-line basis over the lease term or on another systematic basis.

IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019. This will be effective for the Company beginning September 1, 2019. The Company reviewed its current and past leases. Reclassification of leases for office space, manufacturing equipment, and certain computer hardware will result in the establishment of additional right-of-use assets and lease liabilities on the statement of financial position, as well as changes in the timing and presentation of lease-related expenses on the statement of income. The Company is finalizing its evaluation of the effect of this standard on the consolidated financial statements but expects there will be no material impact.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	13

4. SHORT TERM INVESTMENTS

The Company’s short-term investments included the following on August 31, 2019 and August 31, 2018:

DESCRIPTION	INTEREST %	AUGUST 31, 2019	AUGUST 31, 2018
GIC - matured December 21, 2018	1.55%	$-	$25,000
GIC - matured August 27, 2019	2.00%	-	50,000
Equity securities in VIVO Cannabis Inc.		380	-
		$380	$75,000

On October 16, 2018, the Company sold its wholly-owned subsidiary, THC, for consideration consisting of shares in the purchaser (an unaffiliated publicly-traded company), VIVO Cannabis Inc. These securities are carried at fair value through profit or loss. At August 31, 2019, the shares in this company had a fair value of $0.44 per share.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	14

5. ACCOUNTS RECEIVABLE

The Company’s accounts receivable included the following balances as of August 31, 2019 and August 31, 2018:

	AUGUST 31, 2019	AUGUST 31, 2018
Trade receivables	$11,900	$817
Harmonized sales taxes receivable	4,741	2,526
Accrued investment income	-	241
Government programs	168	80
Other accounts receivable	-	96
Less: Provision for doubtful accounts	(268)	(24)
	$16,541	$3,736

Included in other accounts receivable is a $nil (August 31, 2018 - $75) promissory note bearing interest at 3% and redeemable on demand.

6. LOAN RECEIVABLE

On July 26, 2019, the Company entered into an advance payment and support agreement (“Payment Agreement”) with 703454 N.B. Inc. (carrying on business as 1812 Hemp) (“1812 Hemp”). Under the terms of the agreement, the Company will advance up to $3,000 until October 31, 2019 to 1812 Hemp in the form of a secured loan. These amounts may be applied against future purchases of hemp under the license and supply agreement described in Note 10. The aggregate amount of advances outstanding as of January 1, 2020 will accrue interest of 9.0% per annum, calculated monthly, until the entire balance of advances is paid. The full amount of any outstanding advances are due and payable by 1812 Hemp on the earlier of: i) June 30, 2020; ii) the date on which 1812 Hemp breaches or defaults on any of its agreements; and iii) the date on which the license and supply agreement is terminated in accordance with its terms. Notwithstanding the foregoing, in the event that on or before February 28, 2020 1812 Hemp has offered the Company sufficient hemp to retire in full the outstanding balance of advances and the Company’s purchases of such hemp are not sufficient to retire in full the outstanding balance of advances, then 1812 Hemp’s obligation to repay the outstanding balance of advances shall be suspended until June 30, 2021.

At August 31, 2019, $909 remains outstanding with respect to this arrangement. Subsequent to year-end, additional advances were made as described in Note 27.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	15

7. BIOLOGICAL ASSETS

The Company measures biological assets consisting of cannabis plants at fair value less costs to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories.

The changes in the carrying value of biological assets as of August 31, 2019 and 2018 are as follows:

	OTHER
	BIOLOGICAL ASSETS	CANNABIS ON PLANTS	TOTAL

Carrying amount, August 31, 2017	$6	$2,774	$2,780

Add (less) net production costs	593	14,357	14,950

Net change in fair value less costs to sell due to biological transformation	-	10,736	10,736

Transferred to inventory upon harvest	-	(8,608)	(8,608)

Carrying amount, August 31, 2018	$599	$19,259	$19,858

Add (less) net production costs	(596)	37,534	36,938

Net change in fair value less costs to sell due to biological transformation	-	(8,060)	(8,060)

Transferred to inventory upon harvest	-	(28,084)	(28,084)

Carrying amount, August 31, 2019	$3	$20,649	$20,652

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 on the fair value hierarchy (see Note 17), are used in determining the fair value of biological assets:

i.	Average selling price per gram – calculated as the weighted average historical selling price of cannabis sold by the Company, adjusted for expectations about future pricing;

ii.	Yield by plant – represents the number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant;

iii.

Wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

iv.

Post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling and packing.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth. As of August 31, 2019, it is expected that the Company’s biological assets will yield 16,595 kilograms (August 31, 2018 – 11,036 kilograms) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 19-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	16

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS &	WEIGHTED AVERAGE INPUT			EFFECT ON FAIR VALUE
ASSUMPTIONS	AUG. 31, 2019	AUG. 31, 2018	SENSITIVITY	AUG. 31, 2019	AUG. 31, 2018

Average net selling price per gram	$5.65	$5.65	Increase or decrease by $1.00 per gram	$3,657	$4,275

Average yield per plant	151 grams	149 grams	Increase or decrease by 10 grams	$1,367	$1,292

The fair value adjustment to biological assets and inventory sold consists of the following:

	AUGUST 31, 2019	AUGUST 31, 2018

Realized fair value amounts included in inventory sold	$(50,477)	$(5,822)
Increase (decrease) in fair value on growth of biological assets	75,338	51,840
Adjustment to net realizable value	(14,284)	-
Fair value adjustment to biological assets	$10,577	$46,018

8. INVENTORIES

The Company’s inventories are comprised of the following balances as of August 31, 2019 and August 31, 2018:

	AUGUST 31, 2019
	QUANTITY	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	13,985 plants	$1,945	$4,256	$6,201
Dry cannabis
Available for packaging	5,506 kg	5,261	12,718	17,979
Packaged inventory	1,557 kg	4,205	2,549	6,754
Flower and trim available for extraction	4,939 kg	4,433	12,193	16,626
Concentrated extract	790 kg	15,393	21,573	36,966
Cannabis oil
Bulk formulated oil	3,149 L	754	1,121	1,875
Bottled and packaged oil	880 L	728	425	1,153
Packaging and supplies		5,590	-	5,590
		$38,309	$54,835	$93,144

	AUGUST 31, 2018
	QUANTITY	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	8,142 plants	$873	$4,985	$5,858
Dry cannabis
Available for packaging	5,032 kg	4,152	16,384	20,536
Packaged inventory	71 kg	90	309	399
Flower and trim available for extraction	1,918 kg	1,570	10,327	11,897
Concentrated extract	40 kg	529	1,922	2,451
Cannabis oil
Bulk formulated oil	2,632 L	600	2,116	2,716
Bottled and packaged oil	168 L	88	159	247
Packaging and supplies		865	-	865
		$8,767	$36,202	$44,969

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	17

Flower and trim available for extraction are converted into concentrated extract, which can then be used for oil formulation (combining with a carrier oil) or other products such as edibles, and beverage and vaporizable products.

The amount of inventory expensed in cost of sales for the year ended August 31, 2019 was $35,224 (August 31, 2018 - $4,658).

9. PROPERTY, PLANT AND EQUIPMENT

				GROWING &
			CONSTRUCTION	PROCESSING
	LAND	BUILDINGS	IN PROCESS	EQUIPMENT	OTHER	TOTAL

Cost

Balance, August 31, 2017	$1,440	$14,150	$22,200	$7,908	$2,304	$48,002

Additions	765	15,536	34,851	4,986	791	56,929

Construction completed	-	17,415	(45,058)	27,609	34	-

Disposals	-	-	-	(10)	(42)	(52)

Included in assets for sale	-	-	-	-	(165)	(165)

Balance, August 31, 2018	$2,205	$47,101	$11,993	$40,493	$2,922	$104,714

Accumulated depreciation

Balance, August 31, 2017	$-	$(816)	$-	$(1,114)	$(726)	$(2,656)

Depreciation	-	(1,181)	-	(1,844)	(479)	(3,504)

Disposals	-	-	-	2	6	8

Included in assets for sale	-	-	-	-	77	77

Balance, August 31, 2018	$-	$(1,997)	$-	$(2,956)	$(1,122)	$(6,075)

Cost

Balance, August 31, 2018	$2,205	$47,101	$11,993	$40,493	$2,922	$104,714

Additions	6	15,753	105,512	5,554	3,366	130,191

Construction completed	-	8,042	(51,990)	42,698	1,250	-

Disposals	-	(122)	-	(201)	-	(323)

Impairment loss	-	-	-	(613)	-	(613)

Balance, August 31, 2019	$2,211	$70,774	$65,515	$87,931	$7,538	$233,969

Accumulated depreciation

Balance, August 31, 2018	$-	$(1,997)	$-	$(2,956)	$(1,122)	$(6,075)

Depreciation	-	(2,245)	-	(5,679)	(946)	(8,870)

Disposals	-	5	-	17	-	22

Balance, August 31, 2019	$-	$(4,237)	$-	$(8,618)	$(2,068)	$(14,923)

Net book value

August 31, 2018	$2,205	$45,104	$11,993	$37,537	$1,800	$98,639

August 31, 2019	$2,211	$66,537	$65,515	$79,313	$5,470	$219,046

Most of the additions during the year-ended August 31, 2019 were related to the Company’s expansion located at 35 English Drive, while the remainder were related to purchases of packaging equipment and IT system upgrades to facilitate recreational cannabis sales.

During the year ended August 31, 2019 certain growing and processing equipment was identified as being impaired either as a result of it being obsolete or inefficient and costly for production use. This equipment was impaired to a carrying value of $nil.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	18

The following table reconciles additions of property, plant and equipment per the above table to the purchases of property, plant and equipment per the statements of cash flows:

	AUGUST 31, 2019	AUGUST 31, 2018

Additions	$130,191	$56,929
Acquisitions related to discontinued operations	-	(32)
Net change in accounts payable and accrued liabilities related to purchases of PP&E	(21,427)	(462)
Purchase of property, plant and equipment	$108,764	$56,435

10. INTANGIBLE ASSETS

SUPPLY AGREEMENT
Cost
Balance, August 31, 2018	$-
Additions	1,530
Balance, August 31, 2019	$1,530

Accumulated amortization
Balance, August 31, 2018	$-
Amortization	(32)
Balance, August 31, 2019	$(32)
Net book value
August 31, 2018	$-
August 31, 2019	$1,498

On January 18, 2019, the Company entered into an agreement with 703454 N.B. Inc. (“1812 Hemp” or “1812”), a New Brunswick based industrial hemp research company, to secure supply and support research and development on the genetic improvement of hemp through traditional plant breeding methods. As part of the agreement, the Company will receive a 25% discount to the price per kilogram of dried hemp flower harvested that is purchased. The term of the agreement is from December 17, 2018 to December 16, 2023 and the Company has the option to renew it for another 5 years within six months’ notice. In addition, the Company has a right-of-first refusal on the future procurement of high CBD hemp from 1812. The Company paid $1,500 to 1812 plus transaction costs of $30 in connection with this transaction, which it has recorded as an intangible asset with a finite useful life that will be amortized based on the actual volume of dried hemp flower purchased as a proportion of its forecast purchase volumes.

11. LONG-TERM DEBT

	AUGUST 31, 2019	AUGUST 31, 2018

Bank of M ontreal ("BM O") senior secured term loan ("Term Loan") maturing M ay 31, 2022 at Bankers' Acceptance +2.50% (4.46%) with principal repayments starting February 28, 2020 based on a 10 year amortization (amended subsequent to year-end to M ay 31, 2020 - refer to Note 27)	$50,000	$-

Farm Credit Canada ("FCC") credit facility refinanced with BM O Term Loan	-	1,740

FCC real property loan refinanced with BM O Term Loan	-	1,194

FCC real property loan refinanced with BM O Term Loan	-	-

Atlantic Canada Opportunities Agency ("ACOA") Business Development Program loan maturing September 1, 2024 with a 7 year amortization, bearing interest at an interest rate of 0%	314	406

Vehicle loans - five year term maturing June 17, 2024	98

Deferred financing costs	(836)	(42)

	49,576	3,298

Less: current portion of long term debt	(3,509)	(421)

Long-term portion	$46,067	$2,877

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	19

On November 30, 2018, the Company closed its third loan with FCC for $10,000. Transaction costs of $149 were incurred in connection with this loan, which had been capitalized against the loan balance. This loan, along with the other two FCC loans noted in the above table, were refinanced with the BMO Term Loan described below. Since the third loan was only outstanding during the current fiscal year, it has not been disclosed in the above table.

On May 31, 2019, the Company closed a credit facility with Bank of Montreal (“BMO”) as lead arranger and agent as well as a syndicate including three other lenders. The facility consists of a $115,000 term loan (“Term Loan”) and a $25,000 revolving credit facility (“Revolver”, or together, the “Facilities”), both of which mature on May 31, 2022. Included in the facility is an uncommitted option to increase the Facilities by an incremental $35,000 to a total of $175,000, subject to agreement by BMO and the syndicate lenders and satisfaction of certain legal and business conditions.

The Facilities are secured by assets of the Company and its subsidiaries. The proceeds of the term loan will be used to fund the Phase 4 and 5 expansions of the Moncton campus and were also used to refinance the Company’s long-term debt with FCC. The revolving credit facility may be used for general corporate and working capital purposes.

Pursuant to the agreed upon conditions of the Facilities, the Company has initially drawn $50,000 of the Term Loan on closing and can continue to draw down additional funds as required up to the $115,000 Term Loan commitment through to November 30, 2019 (refer to Note 27 for amendment made subsequent to year-end extending date to March 31, 2020). Principal repayments on the Term Loan will commence on February 28, 2020 (refer to Note 27 for amendment made subsequent to year-end deferring start date to May 31, 2020) at a rate of 2.5% per quarter of the total Term Loan balance. The Company may, at its discretion, repay the balance of the Facilities without penalty, at any time.

Under the terms of the Credit Facility, the Company can elect, at its sole discretion, to receive advances under the Term Loan through certain availment options, which includes prime rate loans and bankers’ acceptances with maturity dates between 28 and 182 days. The Company, therefore, has the choice to continuously roll over the bankers’ acceptances upon their maturities or to convert the then outstanding principal and interest into prime rate loans at any time before May 31, 2022. The interest rate of the Facilities is a set margin over the above noted availment options, which may increase or decrease based on a pricing grid linked to the Company’s debt to EBITDA coverage at each quarter-end.

During the year ended August 31, 2019, the Company converted its outstanding principal amount under the Term Loan to bankers’ acceptances, which reduced the cash interest rate from 5.70% (effective interest rate of 6.39%) as at May 31, 2019 to 4.46% (effective interest rate of 5.18%) as at August 31, 2019. In accordance with IFRS 9, the loan conversion was determined to not be a modification of the loan terms. During the year ended August 31, 2019, the Company rolled over the facility on a monthly basis through bankers’ acceptances with an average cash interest rate of 4.80% .

Transaction costs incurred with respect to the Facilities totaled $1,101, which have been allocated against the Term Loan ($915) and Revolver ($186 split between prepaid assets and deferred charges) based on the relative balance of the fully drawn facilities. The effective interest rate for the Term Loan based on these capitalized transaction costs and the current cash interest rate is approximately 5.18% at August 31, 2019. The Facilities contain customary financial and restrictive covenants. The Company was in compliance with all covenants at August 31, 2019.

Subsequent to the year-end, the Company amended certain terms of the Facilities as disclosed in Note 27.

The FCC loans previously outstanding for the Company were extinguished and refinanced as part of the above noted Facilities. Previously capitalized transaction costs were recorded as a loss on the extinguishment of the FCC loans and have been included in financing costs for the period.

Principal repayments required on the long-term debt in the next five fiscal years are as follows:

2020	$3,830
2021	5,080
2022	41,330
2023	67
2024	60
Thereafter	45
Total	$50,412

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	20

12. UNSECURED CONVERTIBLE DEBENTURES

On January 31, 2018, $115,000 of unsecured convertible debentures were issued. Each convertible debenture had a maturity date of January 31, 2020 (the “maturity date”) and bore interest from the date of closing at 6.00% per annum, payable semi-annually on June 30 and December 31 of each year commencing on June 30, 2018. Each convertible debenture was convertible, at the option of the holder, into common shares of the Company (“common shares”) at any time prior to the close of business on the earlier of: (i) the business day immediately preceding the maturity date, and (ii) if subject to redemption in the event of a change of control, the business day immediately preceding the payment date, at a conversion price of $5.42 per common share (the “conversion price”), subject to adjustment in certain events and to forced conversion by the Company in accordance with the indenture governing the convertible debentures. The Company may force conversion of the aggregate principal amount of the then outstanding convertible debentures at the conversion price on not less than 30 days’ notice should the daily volume weighted average trading price (“VWAP”) of the common shares be greater than $7.05 for any 10 consecutive trading days. The Company is also required to redeem the debentures at the holder’s option in the event of a change in control at a price equal to 104% of the principal amount plus accrued and unpaid interest.

The Company had allocated the gross proceeds from issuance between the estimated fair value of the debt and equity components using the residual method. The Company used an effective annualized discount rate of 15.3% to arrive at the valuation of the debt component before issue costs at $98,095 and the equity component at $16,905. The effective interest rate on the debt component, inclusive of the equity discount and issue costs, was 18.0% .

On February 27, 2019, the Company elected to exercise its right under the indenture governing the convertible unsecured debentures to convert all of the principal amount outstanding of the remaining debentures on April 1, 2019 into common shares of the Company on the basis of the daily VWAP of the common shares having exceeded $7.05 for 10 consecutive trading days. As of close of markets on February 26, 2019, the VWAP of the common shares for 10 consecutive trading days exceeded $7.05. The conversion was completed on April 1, 2019. It should be noted that although the Company exercised its right to force conversion, holders of the debentures still had the right to convert their debentures at their discretion prior to April 1, 2019 and therefore approximately $37,738 (face value) of debentures were converted into 6,962,725 common shares during the month of March 2019. The Company did not issue fractional common shares on the conversion. Instead, the Company, in lieu of delivering a certificate representing such fractional interest, made a cash payment to the holder of an amount equal to the fractional interest in accordance with the indenture. As of April 1, 2019, no further liability or obligation exists with respect to the convertible unsecured debentures.

The debt component was measured at amortized cost. The conversion of debentures to common shares represents a non-cash financing activity, which has been excluded from the Company’s statement of cash flows as these transactions do not provide or use any cash.

The balance of the debt component as at August 31, 2019 and August 31, 2018 consists of the following:

	AUGUST 31, 2019	AUGUST 31, 2018

Debentures - maturing January 31, 2020 bearing interest at an interest rate of 6.00% - face value	$115,000	$115,000

Less: conversion of debentures, cumulative (Note 13(iii))	(115,000)	(2,018)

Debentures - outstanding face value	-	112,982

Less: allocation to reserve for options and warrants for debenture discount	(16,905)	(16,905)

Amortization of debenture discount	8,030	4,324

Less: issue costs	(7,155)	(7,155)

Issue costs allocated to equity	1,061	1,061

Amortization of issue costs	2,899	1,559

Unamortized discount and issue costs transferred to equity upon conversion of debentures	12,070	-

Debentures - carrying value	-	95,866

Less: current portion of debentures	-	-

Long-term portion	$-	$95,866

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	21

13. SHARE CAPITAL

(i) Authorized share capital
The authorized share capital of the Company is an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. All issued shares, consisting only of common shares, are fully paid.

(ii) Issued share capital
As at August 31, 2019, the Company’s issued and outstanding share capital consisted of 156,196,347 (August 31, 2018 – 125,207,938) common shares with a stated value of $318,125 (August 31, 2018 - $157,790).

(iii) Issuances of share capital
Share-based payments
On October 12, 2016, the Company issued 437,957 common shares at a share price of $1.37 as share consideration to TGS International LLC (“TGS”) in exchange for a trademark licensing agreement valued at $600. As per the terms of the agreement, the shares were released to TGS according to an escrow schedule related to certain calendar and operational milestones. At August 31, 2019, the Company has recorded the current portion of the fee of $133 (August 31, 2018 - $133) as a prepaid expense, and the long-term portion of the fee of $133 (August 31, 2018 - $267) as a deferred charge on the consolidated statements of financial position. For the year ended August 31, 2019, $133 (August 31, 2018 - $133) has been amortized to share-based compensation.

On July 14, 2017, the Company entered into an advisory services agreement with a cannabis consultant that resulted in the grant of 125,000 common shares that vested over various service periods up to and including October 14, 2018. The fair value of the grant was measured based on the average monthly share price of the Company over the various tranches and vesting periods resulting in a cumulative expense of $539. On October 23, 2017, the Company issued 50,000 common shares, of which 20,000 related to the advisory services agreement, as share consideration to the consultant and recognized $144 to share capital. During the year ended August 31, 2019, the Company settled the remaining balance of 105,000 common shares due to the consultant in the form of 41,000 common shares of the Company and 84,000 restricted stock units, which vest immediately, to purchase 84,000 common shares of the Company, which fully settles the Company’s obligations relating to this agreement.

Exercise of stock options
During the year ended August 31, 2019, 2,167,864 (August 31, 2018 – 504,801) share options were exercised at an average exercise price of $1.92 (August 31, 2018 - $1.43) for an increase of $6,588 (August 31, 2018 - $1,183) to share capital and a decrease to the reserve for options and warrants of $2,418 (August 31, 2018 - $462).

Equity financing
On December 18, 2017, the Company issued 16,428,572 units by way of a bought deal at $3.50 per unit share for total gross consideration of $48,711 recorded to share capital and an increase of $8,789 to the reserve for options and warrants. Each unit consists of one common share and one-half common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitled the holder thereof to acquire one common share of the Company at a price of $4.00 until June 18, 2019. Total issue costs were $3,678, with $3,116 charged to share capital and the remaining $562 charged to the reserve for options and warrants. These warrants are measured at fair value at the date of grant. In determining the amount of reserve for the warrants, the Company used the Black-Scholes option pricing model to establish the fair value of warrants granted using the following assumptions:

Risk free interest rate %	1.6%
Expected life of warrants (years)	1.5
Expected annualized volatility %	64.6%
Expected dividend yield %	-

Volatility was estimated by using the weighted average historical volatility of the Company and other companies, that the Company considers comparable that have trading and volatility history. The expected life in years represents the period of time that the warrants granted are expected to be outstanding. The risk-free rate is based on government of Canada bonds with a remaining term equal to the expected life of the warrants. A forfeiture rate of zero percent was used as the Company anticipated all warrants will be exercised.

During the year-ended August 31, 2019, 7,739,205 (August 31, 2018 – 127,649) of the $4.00 warrants were exercised into common shares prior to expiry on June 18, 2019 on a one for one basis. 347,432 warrants remained unexercised at the expiry time and expired as a result. The warrants were delisted from the TSX Venture Exchange on June 18, 2019.

Convertible debenture financing
On January 31, 2018, 115,000 convertible debentures were sold at a price of $1,000 per convertible debenture, for aggregate gross proceeds of $115,000 resulting in an increase to the reserve for options and warrants of $12,003, net of deferred tax of $4,902, related to the embedded conversion feature in the convertible debenture (see Note 12). Total issue cost was $7,155 with $6,094 charged to the debenture liability and the remaining $756, net of deferred tax of $305, charged to the reserve for options and warrants.

Conversion of debentures
For the year ended August 31, 2019, the Company issued 20,845,372 (August 31, 2018 – 372,324) common shares at a price per share of $5.42 on the conversion of convertible debentures (Note 12) for an increase of $112,166 (August 31, 2018 - $2,312) to share capital and a decrease of $11,247 (August 31, 2018 - $294) to the reserve for options and warrants. This non-cash financing activity has been excluded from the Company’s statement of cash flows as it did not provide or use any cash.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	22

On February 27, 2019, the Company elected to exercise its right under the indenture governing the convertible unsecured debentures to convert all of the principal amount outstanding of the remaining debentures on April 1, 2019 into common shares of the Company on the basis of the daily VWAP of the common shares exceeding $7.05 for any 10 consecutive trading days (see Note 12). As of April 1, 2019, all of the convertible unsecured debentures issued were converted to common shares of the Company and no further liability or obligation exists with respect to the convertible unsecured debentures.

(iv) Warrants
During the year ended August 31, 2019, 7,739,205 warrants (August 31, 2018 – 4,330,837) were exercised at an average price of $4.00 (August 31, 2018 - $1.38) for a value of $39,257 (August 31, 2018 - $6,693) to share capital and a decrease to the reserve for options and warrants of $8,281 (August 31, 2018 - $739). All the outstanding warrants at June 18, 2019 that were not exercised into common shares prior to expiry on June 18, 2019 lapsed.

The following table summarizes the movements in the Company’s warrants for the years ended August 31, 2019 and 2018:

		WEIGHTED AVERAGE
	NUMBER	EXERCISE PRICE

Balance - August 31, 2017	4,328,625	$1.30

Granted	8,214,286	$4.00

Exercised/Released	(4,330,837)	$1.38

Expired	(125,437)	$1.35

Balance - August 31, 2018	8,086,637	$4.00

Exercised/Released	(7,739,205)	$4.00

Expired/Lapsed	(347,432)	$4.00

Balance - August 31, 2019	-	$-

(v) Share-based compensation
Stock options
Under the Company’s stock option plan, options may be granted for up to 10% of the issued and outstanding common shares together with any other equity compensation plan of the Company, as approved by the Company’s Board of Directors. The exercise price of any option is determined based on market price calculated in accordance with TSX rules at the time of grant.

The maximum exercise period after the grant of an option is 10 years. When an employee’s service ends, the expiry date of their options is accelerated to 90 days thereafter, or less, depending on the terms of the related option agreement.

The Company also issues stock options to third parties in exchange for services.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	23

The following table summarizes the movements in the Company’s outstanding stock options for the years ended August 31, 2019 and 2018:

		WEIGHTED AVERAGE
	NUMBER	EXERCISE PRICE

Balance - August 31, 2017	6,352,049	$1.48

Granted	2,056,648	$3.90

Exercised	(504,801)	$1.43

Cancelled / Forfeited	(194,150)	$2.43

Balance - August 31, 2018	7,709,746	$2.10

Granted	3,589,500	$7.59

Exercised	(2,167,864)	$1.92

Cancelled / Forfeited	(298,188)	$6.41

Balance - August 31, 2019	8,833,194	$4.23

The following is a summary of the outstanding stock options as at August 31, 2019:

OPTIONS OUTSTANDING		OPTIONS EXERCISABLE
Quantity Outstanding	Weighted Average Remaining	Range of Exercise	Quantity Exercisable
at August 31, 2019	Contractual Life (years)	Prices	at August 31, 2019
1,814,449	6.02	$0.30-$1.48	1,365,465
2,003,333	7.42	$1.49-$2.38	1,563,999
1,462,344	8.20	$2.39-$4.65	756,218
1,705,568	9.13	$4.66-$7.67	626,151
1,847,500	9.70	$7.68-$11.27	594,350
8,833,194	8.07		4,906,183

Options outstanding have exercise prices that range from $0.30 to $11.27 with a weighted average remaining life of 8.07 years. Total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory, for the year ended August 31, 2019 was $14,894 (August 31, 2018 – $5,033) of which $10,036 (August 31, 2018 - $4,649) related to the Company’s stock option plan. The fair value of options granted during the year ended August 31, 2019 was $13,848 (August 31, 2018 - $4,124). These options are measured at fair value at the date of grant and are expensed over the option’s vesting period, which typically range from two to three-year terms with options vesting in annual tranches evenly over this time period. In determining the amount of share-based compensation related to the options, the Company used the Black-Scholes option pricing model to establish the fair value of options granted.

The following is the range of assumptions for the years ended August 31, 2019 and 2018:

	AUGUST 31, 2019	AUGUST 31, 2018
Risk free interest rate	1.20% - 2.42%	1.59% - 2.26%
Expected life of options	5.0 - 6.5 years	5.0 - 6.5 years
Expected annualized volatility	64% - 71%	62% - 69%
Expected dividend yield	-	-
Forfeiture Rate	7.3% - 8.0%	8.1% - 15.0%

Volatility was estimated by using the weighted average historical volatility of the Company and other companies, that the Company considers comparable that have trading and volatility history. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on government of Canada bonds with a remaining term equal to the expected life of the options. The forfeiture rate is calculated based on historical experience.

Equity incentive plan
Under the Company’s Equity Incentive Plan (the “Equity Plan”), the maximum number of common shares that may be issued upon exercise of share units may not exceed 2,500,000 common shares and shall not exceed 10% of the issued and outstanding equity securities of the Company from time to time, combined with any equity securities granted under all other compensation arrangements adopted by the Company. As of August 31, 2019, the Company had only granted restricted share units (“RSUs”) under the Equity Plan, however subsequent to year-end the Company also granted performance share units (“PSUs”) as described in Note 27. The grant price of any RSU or PSU is determined based on market price calculated in accordance with TSX rules at the time of grant.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	24

The following table summarizes the movements in the Company’s outstanding RSUs:

NUMBER

Balance - August 31, 2018	145,200

Granted	879,635

Exercised	(182,473)

Balance - August 31, 2019	842,362

The estimated fair value of the equity settled RSUs granted during the year ended August 31, 2019 was $4,543 (August 31, 2018 - $953), which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is one-half upfront with the balance recognized over two years. For the year ended August 31, 2019, $3,475 (August 31, 2018 - $49) has been recognized as share-based compensation expense.

(vi) Earnings (Loss) per share
Earnings (loss) per share represents net income (loss) attributable to common shareholders divided by the weighted average number of common shares outstanding during the year.

Diluted income (loss) per share is calculated by dividing the applicable net income (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year.

The reconciliation of the weighted average number of shares, for the purposes of diluted earnings per share, to the weighted average number of ordinary shares, used in the calculation of basic earnings per share, is as follows:

	AUGUST 31, 2019	AUGUST 31, 2018
Weighted average number of shares used in basic earnings per share	140,923,324	120,564,334
Options	5,194,827	3,979,470
Warrants	4,738,388	2,308,727
Restricted shares units	684,534	8,022
Weighted average number of shares used in diluted earnings per share	151,541,073	126,860,553

The outstanding number and type of securities that could potentially dilute basic net income (loss) per share in the future but that were not included in the computation of diluted net income (loss) per share because to do so would have increased (decreased) the net income (loss) per share (anti-dilutive) are as follows:

	AUGUST 31, 2019	AUGUST 31, 2018
Stock options	1,847,500	7,709,746
Convertible debentures	-	20,845,387
Warrants	-	8,086,637
	1,847,500	36,641,770

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	25

14. INVESTMENTS IN ASSOCIATES

The carrying value of investments in associates consist of:

	ALPHA-CANNABIS	EVIANA HEALTH	HYASYNTH
	PHARMA GMBH	CORPORATION	BIOLOGICALS INC.
	(A)	(B)	(C)	TOTAL
Participating share (1)	25.0%	19.9%	43.4%
Balance, September 1, 2018	$-	$-	$-	$-
Additions	3,408	5,000	5,000	13,408
Transaction costs	160	73	89	322
Distributions	-	(374)	-	(374)
Share of net income (loss)	(50)	(734)	(477)	(1,261)
Impairment loss	-	(950)	-	(950)
Foreign currency translation gain (loss)	(22)	(15)	-	(37)
Balance, August 31, 2019 (2)	$3,496	$3,000	$4,612	$11,108

Note 1: % Interest includes the potential ownership interest that could result from the conversion of debentures and exercise of warrants

Note 2: OHI utilizes the most recently issued quarterly financial statements of its associates in its results with a two months lag since the Company does not have the same reporting date as its associates (for example, for the period ended August 31, OHI utilizes its associates’ June 30 results)

The following table presents current and non-current assets, current and non-current liabilities as well as revenues and net loss of the Company’s material investments in equity method investees for the year ended June 30, 2019, the most recently issued quarterly financial statements:

	EVIANA HEALTH	HYASYNTH
	CORPORATION	BIOLOGICALS INC.
Statement of financial position
Current assets	$10,024	$3,223
Non-current assets	3,173	484

Current liabilities	1,329	62
Non-current liabilities (Note 1)	8,290	5,175

Statement of comprehensive loss (Note 2)
Revenue	-	-
Net income (loss) to shareholders	(1,626)	(1,098)
Other comprehensive income (loss) to shareholders	(319)	-
Comprehensive income (loss) to shareholders	$(1,945)	$(1,098)

Note 1: Non-current liabilities include OHI’s convertible debenture investment at its carrying value of $5,000 and $5,000 (excluding capitalized transaction costs and equity discount), for Eviana Health Corporation and Hyasynth Biologicals Inc., respectively.

Note 2: Net loss is from the date of acquisition to June 30, 2019 as per the associates’ most recently issued quarterly financial statements.

a) alpha-cannabis Pharma GmbH
On October 10, 2018, OHI executed an investment agreement with alpha-cannabis® Pharma GmbH (“ACG”) pursuant to which the Company acquired 8,333 common shares of ACG, representing a 25% stake in the capital of ACG, for aggregate proceeds of €1,625 ($2,436). Established in 2016, ACG is a privately-held company that is strategically positioned to serve the German medical cannabis market.

The Company has a commitment to deliver additional consideration of up to €875 in the form of OHI shares contingent on the achievement of certain gross margin-based milestones. The Company has estimated the fair value of these contingent shares as €649 ($972) as of the investment date and has included a corresponding long-term liability as a contingent share consideration in the statement of financial position. At August 31, 2019, the Company revalued the contingent liability and recorded a corresponding loss in the statement of operations of $145 for the year then ended.

Concurrent with the Company’s investment in ACG, the parties entered into a CBD supply agreement, whereby ACG may supply the Company with synthetic CBD, as well as a cannabis supply agreement, whereby OHI may supply ACG with dried cannabis flowers.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	26

b) Eviana Health Corporation
On October 2, 2018, OHI participated in the debenture offering of Eviana Health Corporation (“Eviana”) by way of private placement. Eviana is a Canadian Securities Exchange (CSE) listed company that was established with the aim of delivering customized consumer health care products using natural hemp strains of cannabis sativa for cannabinoid-based topical creams and products. The Company’s investment is in the form of convertible debentures and share purchase warrants, which together provide a potential ownership interest of up to 21.4%, which is capped at 19.9% based on certain Canadian securities regulations and contractual obligations. In addition to this ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation on Eviana’s board of directors, and thereby concluding that the equity method of accounting is appropriate.

The convertible debentures have a face value of $5,000, bear interest at 10% per annum, are non-redeemable, and mature on October 2, 2020. The convertible debentures are convertible at the option of the holder at any time at a price of $1.15 per share, or into 4,347,826 common shares. Conversion of the debentures may be forced by Eviana in the event that the volume weighted average price of the common shares of Eviana for ten consecutive days is greater than $2.15, subject to a minimum volume of 100,000 shares in each of those 10 days.

The share purchase warrants were acquired for no additional consideration, concurrent with the debenture offering, are transferrable, and are exercisable until October 2, 2020. 2,500 share purchase warrant units were acquired, each of which is convertible into 870 common shares per unit, or 2,175,000 common shares in aggregate, at an exercise price of $1.30 per share.

Concurrent with the Company’s investment in Eviana, the parties entered into a CBD oil supply agreement, whereby the Company has the right, but not obligation, to purchase up to 25% of Eviana’s annual CBD oil at 95% of the agreed raw CBD oil wholesale market price for a period of 5 years from the date on which the CBD oil is first made commercially available by Eviana for wholesale.

At August 31, 2019, the Company identified indicators of impairment with respect to its investment in Eviana. The Company determined the recoverable amount of Eviana to approximate $3,000 based on a value in use (“VIU”) model that applied a discount rate of 35% to the forecast interest and principal payments of the debt component of the convertible debenture. If the discount rate were increased (decreased) by 5%, the impairment loss for the year-ended August 31, 2019 would increase (decrease) by $262.

c) Hyasynth Biologicals Inc.
On September 12, 2018, OHI invested in Hyasynth Biologicals Inc. (“Hyasynth”) by way of convertible secured debentures, to be purchased in three tranches and valued in the aggregate at $10,000. Tranche 1 was issued on this date and there are two additional Tranches that may be issued based on the achievement of specific milestones. Hyasynth is a privately-held biotechnology company based in Montreal and leader in the field of cannabinoid science and biosynthesis. The Company’s investment is in the form of convertible debentures, which provide a potential ownership interest of up to 43.4% based on Tranche 1. In addition to the ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation on Hyasynth’s board of directors, and thereby concluded that the equity method of accounting is appropriate.

Tranche 1 of the convertible debentures have a face value of $5,000, bear interest at 8.0% per annum, are secured, and mature on the earlier of August 31, 2023 or the closing date of a qualified sale transaction, unless an automatic or optional conversion has occurred. Tranche 1 of the convertible debentures are convertible at the option of the holder at any time at a price of $40 per share, or into 125,000 common shares. Conversion of the debentures may be automatically triggered based on the completion of a qualified transaction or Hyasynth’s facility reaching a pre-defined production capacity. Tranche 2 and 3 of the convertible debentures, each of which commit $2.5 million for an aggregate of $5 million, have certain production-related milestones that must be achieved within a 24- and 36-month period, respectively, for issuance to occur.

Concurrent with the Company’s investment in Hyasynth, the parties entered into a CBD supply agreement, whereby the Company has the ability to purchase up to 100% of Hyasynth’s annual cannabinoid or cannabinoid-related production at a 10% discount to the agreed upon wholesale market price for a period of 10 years from the date Hyasynth commences commercial production of the products.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	27

15. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm’s length and in the normal course of operations.

(i) Management and Board compensation
For the years ended August 31, 2019 and 2018, the Company’s expenses included the following management and board compensation:

	AUGUST 31, 2019	AUGUST 31, 2018
Salaries and consulting fees	$2,521	$2,094
Share-based compensation	5,155	3,939
Total key management compensation	$7,676	$6,033

During the year ended August 31, 2019, 685,000 stock options (August 31, 2018 – 1,461,648) were granted to key management personnel at an average exercise price of $4.75 (August 31, 2018 - $3.63) and aggregate fair value of $1,736 (August 31, 2018 - $2,417). In addition, during the year ended August 31, 2019, 631,949 RSUs (August 31, 2018 – 129,962), were granted to key management personnel with an aggregate fair value of $3,002 (August 31, 2018 – $856).

During the year ended August 31, 2019, 37,500 share purchase warrants (August 31, 2018 – nil) were exercised by key management personnel and directors at an exercise price of $4.00 per share.

(ii) Significant transactions with associates
For the year ended August 31, 2019, the Company received interest income of $374 (August 31, 2018 - $nil) on its convertible debenture investment in Eviana disclosed in Note 14, which has been recorded as distributions under the equity accounting method. The Company had no other transactions nor any balances outstanding with its associates.

16. CAPITAL MANAGEMENT

The Company considers its capital to consist of share capital, reserve for options and warrants, long-term debt, unsecured convertible debentures, accumulated other comprehensive income, and retained earnings, which is disclosed in the August 31, 2019 consolidated statement of financial position as $376,582 (August 31, 2018 - $283,758).

The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its expansion and construction of its growing facility. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There has been no change in how the Company defines or manages capital during the period.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

i) Fair Value of Financial Instruments
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. The Company’s financial instruments include cash, short-term investments (including marketable securities), accounts receivable, loan receivable, accounts payable and accrued liabilities, long-term debt, unsecured convertible debentures, and contingent share consideration.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

  Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.

  Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

  Level 3 inputs are unobservable inputs for the asset or liability.

The fair value of cash and cash equivalents, short-term investments, accounts receivable, loan receivable, accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature. The fair value of marketable securities is based on quoted prices in active markets and is reflected in the carrying value of these financial assets. The fair value of long-term debt approximates $50,412.

The fair value of the contingent share consideration is based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company’s expectations of the investment in associate achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. At August 31, 2019, the probability of achieving the milestones was estimated to be 100% and the discount rate was estimated to be 20%. If the probabilities of achieving the milestones decreased by 10%, the estimated fair value of the contingent share consideration would decrease by approximately $160. If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would decrease or increase, respectively, by approximately $46.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	28

During the period, there were no transfers of amounts between Levels 1, 2 and 3.

ii) Financial Risk Factors
The Company is exposed to various risks through its financial instruments, as follows:

(i) Credit risk arises from deposits with banks, short-term investments (excluding investments in equity securities), and outstanding trade and loan receivables. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, out of the normal course of business such as the loan receivable, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk approximates the $64,476 (August 31, 2018 - $133,800) of cash, short term investments, accounts receivable, and loans receivable on the balance sheet.

As of August 31, 2019 and 2018, the Company’s aging of trade receivables was approximately as follows:

	AUGUST 31, 2019	AUGUST 31, 2018
0-60 days	$11,748	$353
61-120 days	152	488
Gross trade receivables	$11,900	$841
Less: Provision for doubtful accounts	(268)	(48)
	$11,632	$793

(ii) Liquidity risk - The Company’s liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At August 31, 2019, the Company had $47,555 (August 31, 2018 – $55,064) of cash and working capital of $152,417 (August 31, 2018 - $191,964). Further, the Company has access additional capital by way of its committed debt Facilities as described in Note 11.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$40,355	$40,355	$40,355	-	-	-
Long-term debt	49,576	50,412	3,830	46,410	127	45
Interest payments	-	6,696	2,232	4,464	-	-
Operating lease obligations	-	3,074	1,180	993	901	-
	$89,931	$100,537	$47,597	$51,867	$1,028	$45

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities. Interest payments for the BMO Term Loan are based on the cash interest rate in effect at August 31, 2019, which is subject to change as described in Note 11.

In connection with the Company’s Moncton Campus expansion plans, the Company is contractually committed to approximately $20,000 of capital expenditures. An incremental $52,800 of uncommitted capital expenditures are estimated to be required to meet the Company’s planned growth and activities, most of which pertains to the Phase 4 and Phase 5 expansion plans.

(iii) Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company comprises of:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk at August 31, 2019 pursuant to the variable rate loans described in Note 11. A 1% change in benchmark interest rates will increase or decrease the Company’s interest expense by $500 (August 31, 2019 - $29) per year.

18. REVENUE

During the three months ended May 31, 2019, the Company determined that the classification of sales returns and recoveries is more accurately reflected as and most comparable to industry peers as a component of gross revenue rather than a separate line in the statement of operations. As a result, sales recoveries of $493 have been reclassified from sales returns to gross revenue for year ended August 31, 2018 to conform to the current year presentation. The net recovery for the prior year comparative period was due to unused credits previously issued through a client credit program, which expired on March 6, 2018. Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	29

Revenues are disaggregated as follows:

	AUGUST 31, 2019	AUGUST 31, 2018

Adult-use recreational wholesale revenue (Canadian)	$85,018	$-
Direct to patient medical revenue (Canadian)	11,192	11,002
Wholesale to Licensed Producers revenue (Canadian)	709	-
International (business to business)	98	-
Other revenue	530	1,427
Gross revenue	$97,547	$12,429
Excise taxes	(17,134)	-
Net revenue	$80,413	$12,429

Recreational revenue is primarily comprised of provincial government bodies and large retailers that sell cannabis through their respective distribution models, whereas wholesale revenue is comprised of wholesale shipments to other cannabis companies, including licensed producers, for further processing and sales onto end customers.

During the year ended August 31, 2019, the Company had 2 customers that individually represented more than 10% of the Company’s net revenue.

19. INDIRECT PRODUCTION

The production cost of late-stage biological assets that are disposed of, inventory that does not pass the Company’s quality assurance standards, and obsolete packaging are expensed to indirect production. For the year ended August 31, 2019, $4,733 (August 31, 2018 – $1,289) was recorded as indirect production.

20. CONTINGENCIES

The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

During 2015, the Company was named as a defendant in a lawsuit in New Brunswick for breach of confidence, conversion, breach of contract, conspiracy and breach of trust, breach of fiduciary duty, and negligent misrepresentation. The Company believes the lawsuit to be without merit though it will rigorously defend the action. No amount has been accrued in relation to the consolidated financial statements for the claim.

On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the “Claim”) was filed with the Supreme Court of Nova Scotia seeking to represent a class who purchased medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by licensed producers. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act, the Consumer Protection Act, and the Sale of Goods Act, and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, exemplary or punitive damages and certain costs. The Claim also contains a request for an order certifying the proceeding as a class proceeding.

The March 3, 2017 Claim was amended on November 16, 2017, to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

The Company and its insurers are contesting the litigation. The litigation process will continue into the foreseeable future unless settled out of court. No amount has been recorded in the consolidated financial statements since a reliable estimate cannot be made of the amount of the potential obligation.

During late June 2018, certification hearings were heard before the Court in Halifax, Nova Scotia. On January 18, 2019, the Court issued its decision granting certification. On March 4, 2019, the Company filed a notice for leave to appeal the certification of the class action brought against it. Leave to appeal was granted and the appeal was heard on October 15, 2019. The decision from the appeal hearing is pending.

The Company is contesting the litigation. The Company reported the Claim to its insurance provider which appointed counsel to defend the Claim. Insurance may be available to cover all or a portion of the fees or damages which may be associated with the Claim although the Company’s coverage may be subject to varying limits and exclusions. The litigation process will continue into the foreseeable future unless settled out of court. No amount has been recorded in the consolidated financial statements since the amount cannot be reliably measured at this point.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	30

21. INCOME TAXES

There are no current income taxes payable or recoverable for the year ended August 31, 2019.

Components of deferred income tax expense are as follows:

	AUGUST 31, 2019	AUGUST 31, 2018

Origination and reversal of temporary differences	$1,987	$8,644
Change in tax rate and rate differences	281	178
Change in unrecognized temporary differences	1,349	(3,165)
Prior period adjustments	12	(4)
Total income tax expense	3,629	5,653

A reconciliation of income tax expense at the statutory rate to amounts recorded in the consolidated financial statements is provided below.

	AUGUST 31, 2019	AUGUST 31, 2018

Income (loss) from continuing operations before income taxes	$(5,875)	$27,777
Statutory rate	29.00%	29.00%

Tax calculated at statutory rate	(1,704)	8,055
Non-deductible (non-taxable) items	3,742	742
Difference between current and future tax rates	281	74
Benefit of deductible temporary differences not recognized	1,349	(3,165)
Other	(39)	(53)
Income tax expense per financial statements	$3,629	$5,653

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	34

Recognized deferred tax assets and liabilities consist of the following:

	AUGUST 31, 2019	AUGUST 31, 2018
Deferred tax assets are attributable to the following:
Non-capital losses	$10,708	$8,604
Share issuance costs	-	1,657
	-	32
Deferred tax assets	10,708	10,293
Set-off of tax	(10,708)	(10,293)
Net deferred tax asset	$-	$-
Deferred tax liabilities are attributable to the following:
Long-term assets	$(4,983)	$(1,275)
Biological assets	(961)	(3,307)
Inventories	(15,200)	(10,385)
Unsecured convertible debentures	-	(3,306)
Other	(35)	-
Deferred tax liabilities	(21,179)	(18,273)
Set-off of tax	10,708	10,293
Net deferred tax liability	$(10,471)	$(7,980)

The changes in temporary differences during the years ended August 31, 2019 and 2018 were as follows:

	NET BALANCE AT AUGUST 31, 2018	RECOGNIZED IN PROFIT OR LO SS	RECOGNIZED DIRECTLY IN EQUITY & OCI	NET BALANCE AT AUGUST 31, 2019

Non-capital losses	$8,604	$2,723	$(619)	$10,708
Share issuance costs	1,657	-	(1,657)	-
PP&E	(1,275)	(3,708)	-	(4,983)
Biological assets	(3,307)	2,346	-	(961)
Inventories	(10,385)	(4,815)	-	(15,200)
Unsecured convertible debentures	(3,306)	(108)	3,414	-
Other	32	(67)	-	(35)
Net tax assets (liabilities)	$(7,980)	$(3,629)	$1,138	$(10,471)

	NET BALANCE AT AUGUST 31, 2017	RECOGNIZED IN PROFIT OR LO SS	RECOGNIZED DIRECTLY IN EQUITY & OCI	NET BALANCE AT AUGUST 31, 2018

Non-capital losses	$132	$7,797	$675	$8,604
Share issuance costs	-	-	1,657	1,657
PP&E	(132)	(1,143)	-	(1,275)
Biological assets	-	(3,307)	-	(3,307)
Inventories	-	(10,385)	-	(10,385)
Unsecured convertible debentures	-	1,353	(4,659)	(3,306)
Other	-	32	-	32
Net tax assets (liabilities)	$-	$(5,653)	$(2,327)	$(7,980)

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	32

At August 31, 2019, the Company has non-capital loss carryforwards available to offset future taxable income in Canada, which expire as follows:

AUGUST 31, 2019

August 31, 2035	$1,070
August 31, 2037	11,727
August 31, 2038	16,690
August 31, 2039	11,562
$41,049

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets has been met. The Company's unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	AUGUST 31, 2019	AUGUST 31, 2018

Deductible temporary differences	$12,010	$1,467
Tax losses	3,809	1,219
	$15,819	$2,686

22. SEGMENTED INFORMATION

The Company previously operated in two operating segments – production and sale of cannabis and patient counselling, operating as THC. THC was disposed of on October 16, 2018 (see Note 25). As a result, the Company currently operates in only one operating segment, the production and sale of cannabis. All assets for the production and sale of cannabis segment are domiciled within Canada and effectively all revenues are generated in Canada, except those revenues disclosure in Note 18.

23. GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE (excluding discontinued operations)

	AUGUST 31, 2019	AUGUST 31, 2018
Office and general	$7,942	$1,465
Professional fees	4,636	684
Wages and benefits	4,443	2,520
Depreciation and amortization	664	509
Travel and accommodation	456	345
Research and development	409	-
Utilities	43	29
Total general and administrative expenses	$18,593	$5,552

24. LICENSING AND ENDORSEMENT AGREEMENT

On October 4, 2016, the Company entered into a Licensing and Endorsement Agreement with Swear Net Inc. (the Trailer Park Boys “TPB”) for an exclusive product and branding partnership. In exchange for services, the Company paid $100 in cash and issued 150,000 options at a strike price of $1.52 per share. The fee is being recognized over the life of the agreement of five years as services are delivered. For the year ended August 31, 2019, $99 (August 31, 2018 - $120) has been amortized to share-based compensation and $32 (August 31, 2018 - $nil) has been amortized to selling and marketing expenses. At August 31, 2019, the Company has recorded the current portion of the cash payment and stock options fee of $89 (August 31, 2018 - $122) as a prepaid expense and the long-term portion of the fee of $24 (August 31, 2018 - $46) in deferred charges on the consolidated statements of financial position.

Under the agreement, the Company issued an additional 350,000 in options at a price of $1.52 which vest in accordance with certain conditions being met and a royalty payment of 4% of gross revenues generated specifically from the sales and promotion of certain products as set out in the agreement. As of August 31, 2019, these conditions have been met. For the year ended August 31, 2019, $51 has been expensed (August 31, 2018 – $155) to share-based compensation. At August 31, 2019, the Company has recorded the current portion of the stock options fee of $51 (August 31, 2018 - $51) as a prepaid expense and the long-term portion of the fee of $55 (August 31, 2018 - $106) in deferred charges on the consolidated statements of financial position.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	33

25. OPERATIONS OF TRAUMA HEALING CENTERS

Trauma Healing Centers, Incorporated (“THC”) offered a multi-disciplinary approach to post traumatic stress disorder treatment, chronic pain, trauma therapy, and medical cannabis as an alternative medicine.

During the fourth quarter of fiscal year 2018, management decided to divest of operations of THC. Consequently, assets and liabilities allocable to THC were classified as a disposal group. Revenue and expenses, gains and losses relating to the discontinuation of THC have been eliminated from profit or loss from the Company’s continuing operations and are shown as a single line item in the statements of (loss) income and comprehensive (loss) income.

Operating income (loss) of THC and the loss from re-measurement of assets and liabilities classified as held for sale are summarized as follows up to the date of disposal (see below):

	FOR THE PERIOD
	SEPTEMBER 1, 2018	FOR THE YEAR ENDED
	TO OCTOBER 16, 2018	AUGUST 31, 2018

Revenue

Sales	$138	$1,154

Cost of sales	54	537

Gross margin from discontinued operations	84	617

Expenses

General and administrative	75	941

Sales and marketing	-	60

Impairment of goodwill	-	1,228

Total expenses	75	2,229

Investment income (expense)	-	1

Income (loss) from operations	$9	$(1,611)

Loss on remeasurement to fair value less costs to sell	(47)	-

Loss on discontinued operations	$(38)	$(1,611)

The carrying amounts of assets and liabilities in this disposal group are summarized as follows:

AUGUST 31, 2018
Current Assets
Cash	$102
Accounts receivable	88
Other current assets	9
199
Property, plant and equipment	89
Goodwill	927
Assets classified as held for sale	$1,215
Current liabilities
Accounts payable and accrued liabilities	$65

Cash flows generated by THC for the reporting periods are summarized as follows:

	FOR THE PERIOD
	SEPTEMBER 1, 2018	FOR THE YEAR ENDED
	TO OCTOBER 16, 2018	AUGUST 31, 2018
Operating activities	$(35)	$(449)
Investing activites	-	(32)
Cash used by discounted operations	$(35)	$(481)

On October 16, 2018, the Company sold THC to Harvest Medicine (HMED). HMED is a wholly-owned subsidiary of VIVO Cannabis Inc. (VIVO). The transaction resulted in HMED acquiring 100% of the issued and outstanding shares of THC from the Company. The total purchase price for the shares was $1,141 which was satisfied by the issuance of 864,678 common shares in the capital of VIVO at a share price of $1.32. This non-cash investing activity has been excluded from the statement of cash flows as it did not use or provide any cash. The derecognized assets and liabilities on October 16, 2018 were as follows:

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	34

Derecognized assets and liabilities
Cash	$96
Accounts receivable	140
Other current assets	9
Property, plant and equipment	86
Goodwill	880
Trade and other payables	(70)
Net assets disposed	$1,141

Fair value of consideration received	$1,141
Gain/(loss) on disposal	-

26. PRIOR PERIOD RECLASSIFICATION

At the beginning of the 2019 fiscal year, the first fiscal year in which the Company completed sales to the adult-use recreational cannabis market, it was determined that the classification of shipping expenses is more accurately reflected as a component of cost of sales rather than sales and marketing expenses. As a result, shipping expenses of $866 have been reclassified from sales and marketing expenses to cost of sales for the year ended August 31, 2018 to conform to the current year presentation.

27. SUBSEQUENT EVENTS

(i) Issuance of stock options
On September 30, 2019, the Company issued 220,000 employee options to purchase 220,000 common shares of the Company, to employees of OGI, at an exercise price of $5.05 per share. The options vest over a two-year period. Vested options may be exercised until 2029, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment. The fair value is estimated at $549.

On October 7, 2019, the Company issued 218,370 RSUs and 142,187 PSUs of the Company, to certain employees and directors of the Company.  The RSUs vest evenly over a three-year period with the first tranche vesting on August 31, 2020 with a fair value estimated at $937.  The PSUs vest based on the achievement of performance metrics designed for each respective unit holder for the fiscal year ended August 31, 2020 with a fair value estimated at $305.

On October 24, 2019, the Company issued 200,000 employee options to purchase 200,000 common shares of the Company, to employees of OGI, at an exercise price of $4.71 per share. The options vest over a two-year period. Vested options may be exercised until 2029, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment. The fair value is estimated at $532.

(ii) 1812 Hemp loan advance
During September 2019, the Company advanced an additional $2,100 to 1812 Hemp in connection with the advance payment agreement described in Note 6.

(iii) BMO Credit Facility
During October 2019, the Company drew $15,000 against its BMO Term Loan credit facility, bringing the total balance outstanding on the Term Loan to $65,000 as of the date of these financial statements.

On November 15, 2019, the Company amended its Facilities with BMO to: i) extend the final draw deadline of the Term Loan from November 30, 2019 to March 31, 2020; ii) postpone the commencement of scheduled principal repayments on the Term Loan to May 31, 2020; and iii) realign the financial covenants structure, effective November 30, 2019, to be more consistent with industry norms up to and including May 31, 2020, which will also provide the Company with greater flexibility around the timing and quantum of incremental draws. The financial covenants will revert back to the original structure on August 31, 2020. The interest rate margin will be fixed during this period. The Company incurred an amendment fee of $140 plus customary legal expenses in connection with the amendment.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2019 AND 2018	35